Filed Pursuant to Rule 253(g)(2)

File No. 024-11298

MOGULREIT II, INC.

SUPPLEMENT NO. 3 DATED FEBRUARY 16, 2021

TO THE OFFERING CIRCULAR DATED DECEMBER 23, 2020

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT II, Inc. (“we,” “our,” “us” or the “Company”), dated December 23, 2020 (the “Offering Circular”), as supplemented. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to update our management.

Management

The following information supersedes and replaces the table of the executive officers of our Manager in the section of the Offering Circular captioned “Management – Executive Officers of our Manager”:

Name	Age*	Position
Jilliene Helman	34	Chief Executive Officer, Chief Financial Officer, Chief Compliance Officer and Secretary
Eric Levy	34	Vice President, Portfolio Manager

*As of February 15, 2021

Effective as of February 12, 2021, Ayla Nazli departed from her role as the Chief Compliance Officer and Secretary of our Manager. Accordingly, all references to Ms. Nazli in the Offering Circular are hereby removed.